Exhibit 12

Manning & Napier, Inc.

Consolidated Ratio of Earnings to Fixed Charges

	Six months ended
	June 30,		Fiscal Year Ended December 31,
	2013		2012		2011	2010		2009		2008
	(dollars in thousands)
Earnings
Net income (loss) attributable to Manning & Napier Inc. shareholders	$604		$2,469		$(27,167)	$—		$—		$—
Net income (loss) attributable to noncontrolling interest	34,385		73,950		(79,249)	53,098		54,425		58,992
Income tax expense	4,577		8,160		1,982	712		360		374
Fixed charges	449		938		46,645	61,921		10,779		7,520

Total earnings	$40,015		$85,517		$(57,789)	$115,731		$65,564		$66,886

Fixed charges
Interest expense	$6		$38		$31	$16		$125		$174
Interest expense on shares subject to mandatory redemption	—		—		45,833	61,243		9,991		6,707
Estimate of interest as a component of rental expense (B)	443		900		781	662		663		639

Fixed charges	$449		$938		$46,645	$61,921		$10,779		$7,520

Ratio of earnings to fixed charges	89.1	x	91.2	x	(A )	1.9	x	6.1	x	8.9	x

(A)        Due to the company's losses in 2011, the ratio coverage in this year was less than 1:1. The company would have had to generate additional earnings of $104,434 to achieve coverage of 1:1 in that year.

(B)        The interest component of rental expense was estimated at one-fourth of rental expense